Filed pursuant to Rule 424 (b)(2)&(c)
                                          Registration No. 333-70763

                              Prospectus Supplement
                                       to
                         Prospectus dated March 17, 1999

                            ALTAIR INTERNATIONAL INC.
                              75,000 Common Shares
                                 25,000 Warrants
                               ------------------

     This Prospectus Supplement supplements the Prospectus dated March 17, 1999 (the "Prospectus") of Altair International Inc. ("we," the "Company" or "Altair") relating to the offering and sale of 1,500,000 common shares of the Company (the "Shares") and warrants to purchase up to 500,000 of the Shares (the "Warrants"). This Prospectus Supplement relates to the offer and sale of up to 50,000 Shares, 25,000 Series L Warrants, each of which entitles the holder thereof to purchase one Share at the price of $6.00 on or before the earlier of
(i) the third anniversary of the issue date of such Warrant, and (ii) the date thirty days following the fifth day (whether or not consecutive) the closing price of the common shares on the Nasdaq National Market equals or exceeds U.S. $8.00 (the "Series L Warrants"), and the 25,000 Shares subject to the Series L Warrants. See "Description of Warrants."

                               ------------------

     The securities being offered pursuant to this Prospectus Supplement are being placed by the Company. See "Plan of Distribution." Altair intends to use the proceeds from the sale of the securities described in this Prospectus Supplement for working capital and toward its second installment of the purchase price of certain mineral processing technology and assets Altair purchased from BHP Minerals International, Inc. See "Use of Proceeds" and "Recent Developments."

================================================================================
                                Per Share/Unit(1)            Total(1)

Purchase Price..................      $4.00                  $200,000

Proceeds to the Company.........      $4.00                  $200,000
================================================================================
(1) The information presented in this table reflects the sale of 50,000 Shares and 25,000 Series L Warrants in units consisting of one Share and one-half Series L Warrant at a purchase price per unit of $4.00.

                     --------------------------------------

                  The common shares of the Company (the "Common Shares") are listed for trading on the Nasdaq National Market under the symbol "ALTIF." On February 15, 2000, the last reported sales price of Common Shares on the Nasdaq National Market was $4.00. As of February 15, 2000, there were 15,549,915 Common Shares issued and outstanding (excluding Common Shares subject to outstanding options and warrants to purchase Common Shares).

--------------------------------------------------------------------------------
Consider carefully the risk factors beginning on page S-3 of this Prospectus Supplement and beginning on page 6 in the Prospectus before investing in the securities being sold with this Prospectus Supplement.
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus and this Prospectus Supplement. Any representation to the contrary is a criminal offense.


               --------------------------------------------------

          The date of this Prospectus Supplement is February 17, 2000.

     This Prospectus Supplement should be read in conjunction with the Prospectus, and this Prospectus Supplement is qualified in its entirety by reference to the Prospectus except to the extent that the information contained herein modifies or supersedes the information contained in the Prospectus. Capitalized terms used in this Prospectus Supplement and not otherwise defined herein shall have the same meaning specified in the Prospectus.

                               RECENT DEVELOPMENTS

     The section of the Prospectus entitled "Prospectus Summary -- Altair International Inc." is supplemented by the following information about Altair:

     As of November 15, 1999, Altair entered into an Asset Purchase and Sale Agreement (the "Asset Purchase Agreement") with BHP Minerals International Inc. ("BHP") pursuant to which Altair purchased all patents and technology related to a hydrometallurgical process developed by BHP primarily for the production of titanium dioxide products from titanium bearing ores or concentrates (the "Technology"), all tangible equipment and other assets used by BHP to develop and implement the Technology (the "Assets") and the use for one year (for no fee) of the services of the BHP personnel presently developing the Technology.

     The purchase price for the Technology and Assets is 15,000,000 Australian Dollars ("AUD$") and was arrived at after extensive arms-length negotiation between Altair and BHP. The noon buying rate in New York City for an Australian Dollar on January 11, 2000, as reported by the Federal Reserve Bank of New York for customs purposes, was $.6575 United States Dollars. Altair has agreed to pay the purchase price in four equal installments of AUD$3,750,000, the first of which was made at closing, and the remaining three of which are due and payable on February 15, 2000 (changed to May 15, 2000 pursuant to a letter agreement), May 15, 2000, and August 15, 2000. Altair funded its first installment of the purchase price using existing cash. Altair intends to fund future installments primarily through the offer and sale of Common Shares, warrants to purchase Common Shares, and various other debt or equity securities. Altair may also use revenues, if any, generated from the sale of mineral products produced using the Technology and Assets to fund part of the May 15, 2000 and August 15, 2000 installments. If Altair fails to pay any of the remaining three installments of the purchase price, the Asset Purchase Agreement provides that Altair will forfeit to BHP, without a right to reimbursement of any amount of the purchase price paid to date, all right, title and interest in the Technology and Assets.

     The Asset Purchase Agreement also requires Altair to pay to BHP, until the earlier of the fifteenth anniversary of November 15, 1999 or the date Altair has paid an aggregate royalty of AUD$105,000,000, a quarterly royalty equal to:

    o 1.5% of the international market price of all uncoated titanium dioxide pigment produced and sold as a result of the use of the Technology by Altair or a transferee at Altair's mineral properties in Tennessee;

    o 1.5% of the international market price of all uncoated titanium dioxide pigment produced and sold as a result of the use of the Technology by BHP or any affiliate of BHP at a specified heavy mineral sand operation located in Auckland, New Zealand;

    o 3% of the international market price of all uncoated titanium dioxide pigment produced and sold as a result of the use of the Technology by Altair or a transferee of Altair at any location other than Altair's Tennessee Mineral Property or the Auckland, New Zealand heavy mineral sand operation identified above; and

    o 3% of the sales proceeds (F.O.B. Altair's facility, reduced by the amount of product returns) received by Altair or a transferee of Altair from the sale of any products other than titanium dioxide pigment produced through Altair's use of the Technology.

Altair believes that the Technology represents a significant improvement in the processing of mineral ores, particularly titanium containing ores, and has the potential to materially reduce processing costs for commodity and specialty products.

     Altair anticipates commencing limited production of titanium dioxide nanoparticles using the Technology and Assets during the first quarter of 2000. Titanium dioxide nanoparticles are used in specialty paint, cosmetics, and other high technology applications due to their unique photo-catalytic activity. Although the market for such nanoparticles is limited and the general titanium dioxide pigment market represents a much better opportunity for long-term growth and revenues, titanium dioxide nanoparticles sell at a higher price per ton and at a higher margin than other titanium dioxide products. Altair believes its production and sale of such nanoparticles, if the Technology can be commercialized, may generate as early as the first quarter of Year 2000.

     In addition, in connection with the Asset Purchase Agreement, Altair and BHP entered into a Lease dated November 15, 1999, pursuant to which Altair will lease approximately 20,000 square feet of laboratory and testing space at BHP's testing facility in Reno, Nevada for a monthly rent of $15,000. The initial term of the Lease expires on December 31, 2000, subject to automatic renewal for six-month periods at inflation-adjusted rent until terminated by the Company. The Lease grants Altair a right of first refusal in the event BHP intends to sell the property subject to the Lease and includes an agreement to negotiate in good faith with respect to Altair's possible purchase of such property.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement contains various forward-looking statements. Such statements can be identified by the use of the forward-looking words "anticipate," "estimate," "project," "likely," "believe," "intend," "expect," or similar words. These statements discuss future expectations, contain projections regarding future developments, operations, or financial conditions, or state other forward-looking information. When considering such forward-looking statements, you should keep in mind the risk factors noted in this section and other cautionary statements throughout this Prospectus Supplement, the risk factors and other continuing statements identified in the Prospectus and the risk factors and other cautionary statements identified in Altair's periodic filings with the SEC that are incorporated herein by reference. You should also keep in mind that all forward-looking statements are based on management's existing beliefs about present and future events outside of management's control and on assumptions that may prove to be incorrect. If one or more risks identified in this Prospectus Supplement, the Prospectus, or any applicable filings materializes, or any other underlying assumptions prove incorrect, Altair's actual results may vary materially from those anticipated, estimated, projected, or intended.

     Among the key factors that may have a direct bearing on Altair's operating results are risks and uncertainties described under "Risk Factors," including those attributable to uncertainties regarding our ability to raise all capital necessary to fund the purchase of the Assets and Technology and uncertainties regarding the effectiveness of the Technology or quality of the Assets.

                                  RISK FACTORS

     The section of the Prospectus entitled "Risk Factors" is supplemented by the following specific information about the Offering to which this Prospectus Supplement relates:

     Before you invest in the Common Shares, you should be aware that such investment involves the assumption of various risks, including those described below. What follows is a summary of certain risks related to Altair's purchase and proposed development and commercialization of the Technology and Assets. You should consider carefully these risk factors, together with the Risk Factors dealing with other aspects of Altair's business and contained in the Prospectus and Altair's other filings with the Securities and Exchange Commission before you decide to purchase any Common Shares.

We May Not Have Sufficient Capital To Pay All Installments Of The Purchase Price And May Forfeit the Technology and Assets.

     We may not be able to obtain the capital necessary to make the AUD$3,750,000 payments due on each of February 15, 2000 (changed to May 15, 2000, pursuant to letter agreement), May 15, 2000 and August 15, 2000 with respect to our purchase of the Assets and Technology from BHP. If we fail to timely make such payments to BHP, we will forfeit to BHP, without any right to reimbursement for the amount of the purchase price paid to date, all right, title and interest in and to the Technology and related Assets. Altair does not presently have sufficient capital to pay the second, third or fourth installments to the purchase price of the Technology and Assets from BHP and has not secured the additional capital needed to fund such installments. Although Altair intends to raise such additional capital through the sale of titanium dioxide produced using the Technology and Assets and/or through the placement of Common Shares, warrants, and other debt or equity securities, the capital generated from such activities may be insufficient to pay all installments to the purchase price. Factors affecting the availability and price of capital may include, without limitation, the following:

  o     Market factors affecting the availability and cost of capital generally;
  o The market's perception of our ability to use and further develop the Technology and the Assets;
  o The initial performance of the Technology and the Assets and the quality and variety of products produced;
  o     The market's perception of mining, technology, and/or minerals stocks;
  o The price of, and demand for, titanium dioxide nanoparticles and any other products produced, or proposed to be produced, with the Technology and Assets;
  o     Market perception of the abilities of our management team;
  o Our progress in developing our other projects, including the Altair Centrifugal Jig and the Tennessee Mineral Property.

The Technology May Prove Ineffective Or the Assets May Prove Unreliable.

         The Technology and Assets have not been used by Altair, or by anyone in a commercial setting, and may prove ineffective or unreliable when subjected to continuous use. We have reviewed test results produced by BHP suggesting that the Technology and Assets can effectively extract titanium dioxide from titanium-containing ores. Nevertheless, Altair has not independently tested the Technology and Assets, and neither Altair nor BHP has attempted to use the Technology or Assets on a continuous basis in a commercial setting. The Technology may prove wholly or partially ineffective when applied by Altair. In addition, the Assets may break down, be costly to maintain or prove unreliable when operated on a continuous basis in a commercial setting. Our plans for funding the purchase of the Technology and Assets depend upon our being able to quickly and effectively commercialize the Technology. If the Technology proves ineffective or the Assets prove unreliable in a commercial setting, we may be unable to fund our purchase of the Technology and Assets or may otherwise be unable to recoup our investment in the Technology and Assets.

The Market May Not Accept End Products Produced Using the Technology.

         In the short run, we plan to use the Technology and Assets to produce titanium dioxide nanoparticles from ilmenite-containing feed stocks. We have not previously produced or marketed titanium dioxide nanoparticles and, to date, have not obtained or sought to obtain any orders for titanium dioxide nanoparticles. The titanium dioxide nanoparticles and other products produced using the Technology and Assets may be of inferior quality to alternative products or, regardless of actual quality, may be perceived as lacking adequate quality or reliability. Even if we are able to efficiently produce titanium dioxide nanoparticles and other products using the Technology and Assets, we may not be able to sell such products in the marketplace.

The Market for Titanium Dioxide and Other Products May Be Too Small or May Contract or Collapse.

         In the short run, we plan to use the Technology and Assets to produce titanium dioxide nanoparticles from ilmenite-containing feed stocks. The uses for such nanoparticles are limited -- primarily cosmetics and surface coatings -- and the market for such nanoparticles is small, estimated at 5,000 tons per annum. Even if we are able to effectively produce titanium dioxide nanoparticles and other products using the Technology and Assets, we may not be able to profitably market such products for any of the following reasons:

    o    there may be insufficient demand for such products;

    o despite strong initial demand for such products, the market for such products may contract or collapse as a result of a decrease in demand for goods incorporating such mineral products, a worldwide or regional financial crisis, or other unforeseen event;

    o the increased supply of such mineral products as a result of the entrance of Altair or other suppliers into the market may cause the price to drop, reducing or eliminating profitability;

    o such products may be of inferior quality to alternative products or, regardless of actual quality, may be perceived as lacking adequate quality or reliability.

Our Costs of Production May Exceed Expectations or Our Competitors May Charge Lower Prices for the Same Products.

         We are purchasing the Technology and Assets based on our belief that, with our use of the Technology and the Assets, we will be able to produce titanium dioxide and other products more cheaply than many competitors. We have not, however, produced any mineral products using the Technology and Assets on either a test or a commercial basis. Our actual costs of production may exceed those of our competitors and, even if our costs of production are lower, our competitors may be able to sell titanium dioxide and other products on at a lower price than is economical for Altair.

We May Be Unable to Obtain or Renew All Permits Necessary to Operate the Assets.

         In order to begin commercial production using the Technology and the Assets at the facility we are leasing in Reno, Nevada, we may be required to obtain certain state and local permits. BHP has assigned to us all of the permits it held with respect to its use of the Assets; however, our governmental compliance due diligence is incomplete, and we have been unable to confirm whether any additional permits will be required in order to use the Technology and the Assets or whether we will be able to obtain any such permits. In addition, many such permits must be renewed on a periodic basis or amended in connection with our planned expansion of operations at the leased Reno, Nevada facility. We can provide no assurance that we will be able to obtain all new permits, or extensions, amendments or renewals of existing permits, necessary to use the Assets and Technology for commercial production. Even if we can obtain all such permits, we may incur substantial costs or need to make substantial modifications in order to obtain such permits.

Our Applications For Patents Related To The Technology May Be Denied Or May Otherwise Be Unenforceable.

         BHP has filed numerous patent applications with the United States Patent and Trademark Office ("PTO") with respect to the Technology and has transferred the rights to such applications to Altair. Such applications are being reviewed by the PTO, and no patents with the respect to the Technology have been granted to date. If the applications for any patents related to the Technology are denied, the value of the Technology, and any competitive advantage gained from Altair's ownership of the Technology, may be substantially diminished. We can provide no assurance that pending patent applications will be granted.

         In addition, we have not filed patent applications in any jurisdictions outside of the United States. Persons in countries in which no application has been filed, or which do not honor United States patents, may develop and market infringing technologies. In addition, the cost of enforcing patents outside of North America, as well as other obstacles, may limit our ability to enforce any patents related to the Technology outside of the United States.

We May Incur Liability Under Applicable Environmental Laws.

         Any proposed use of the Technology and Assets will be subject to federal, state, and local environmental laws. Under such laws, we may be jointly and severally liable with prior property owners for the treatment, cleanup, remediation, and/or removal of substances discovered at the leased Reno, Nevada facility or any other property used by Altair, which are deemed by the federal and/or state government to be toxic or hazardous ("Hazardous Substances"). Courts or government agencies may impose liability for, among other things, the improper release, discharge, storage, use, disposal, or transportation of Hazardous Substances. We might use Hazardous Substances and, although we intend to employ all reasonably practicable safeguards to prevent any liability under applicable laws relating to Hazardous Substances, companies engaged in mineral exploration and processing are inherently subject to substantial risk that environmental remediation will be required.

                                 USE OF PROCEEDS

         The  section  of  the   Prospectus   entitled   "Use  of  Proceeds"  is
supplemented by the following specific information about the Offering to which this Prospectus Supplement relates:

         Altair intends to use the proceeds from its offer and sale of the securities described in this Prospectus Supplement toward the purchase price of the Technology and Assets. Altair may also use a portion of such proceeds for working capital and other general corporate purposes.

                              PLAN OF DISTRIBUTION

         The section of the Prospectus entitled "Plan of Distribution" is supplemented by the following specific information about the offering to which this Prospectus Supplement relates:

         The 50,000 Shares, 25,000 Series L Warrants, and 25,000 Shares issuable upon exercise of the Warrants subject to this Prospectus Supplement are being offered and sold by the Company directly to purchasers, and no underwriter, agent or other person is entitled to receive any commission or similar compensation in connection with the offer and sale of such securities.

                             DESCRIPTION OF WARRANTS

         The section of the Prospectus entitled "Warrants" is supplemented by the following specific information about the Series L Warrants to which this Prospectus Supplement relates:

         The Series L Warrants to be offered and sold under this Prospectus Supplement will be issued under a Series L Warrant Certificate between the Company and each Series L Warrant holder. Each Series L Warrant entitles the holder thereof to purchase one Share at the exercise price of $6.00 on or before 5:00 p.m. (Mountain Standard Time) on or before the earlier of (i) the third anniversary of the issue date of such Series L Warrant, and (ii) the date thirty days following the fifth day (whether or not consecutive) the closing price of the Common Shares on the Nasdaq National Market equals or exceeds U.S. $8.00. The holder of a Series L Warrant may exercise such Warrant by delivering to the Company at its principal office the Series L Warrant Certificate, the
Subscription Form attached thereto, and cash or certified check in an amount equal to the exercise price multiplied by the number of Series L Warrants being exercised. Each Series L Warrant is freely assignable, subject to the restrictions of applicable federal, Canadian, state, and provincial securities laws. The Series L Warrants provide for the adjustment of the number of Shares subject thereto and the exercise price in the event of a stock split, stock dividend, merger, consolidation, or similar event.

                                    DILUTION

         The section of the Prospectus entitled "Dilution" is supplemented by the following information about the offering to which this Prospectus Supplement relates:

         The net tangible book value of the Company at September 30, 1999 was $5,409,786 or approximately $.35 per Common Share. Net tangible book value of the Company is the value of all tangible assets, less the value of all liabilities. Net tangible book value per Common Share is the net tangible book value of the Company divided by the number of Common Shares issued and outstanding.

         If all of the Common Shares and Series L Warrants to which this Prospectus Supplement relates are sold, and all Series L Warrants are exercised, the net tangible book value of the Company would be $5,759,786 or approximately $.37 per Common Share at September 30, 1999, resulting in an immediate increase in net tangible book value of $350,000 or approximately $.02 per Common Share to existing shareholders and an immediate dilution of approximately $4.30 per Share to purchasers. The following table illustrates dilution on a per Share and per offering basis:

                                                 Per Unit/
                                                     Share          Per Offering

     Offering price1                                 $4.00              $200,000

     Exercise of 25,000
     Series L Warrants @ 6.00 per                    $6.00              $150,000

     Net tangible book value (deficit)
     at September 30,199                              $.35            $5,409,786

     Increase attributable to purchase
     by new investors                                 $.02              $350,000

     Pro forma net tangible book value (deficit)
     after the offering                               $.37            $5,759,786

     Pro forma net tangible book value dilution
     to new investors                                $4.30              $322,500


(1) Reflects the sale of 50,000 Common Shares and 25,000 Series L Warrants in units consisting of one Common Share and one-half Series L Warrant at a purchase price per unit of $4.00.

(2) Assumes that the number of Common Shares outstanding as of September 30, 1999 was 15,549,915 and that the 50,000 Shares and 25,000 Series L Warrants to which this Prospectus Supplement relates are sold and that all of the Series L Warrants are exercised for the purchase of 25,000 additional shares. Does not reflect the possible issuance of up to 3,060,000 Common Shares upon the exercise of outstanding stock options or the possible issuance of up to 187,500 Common Shares upon the exercise of outstanding warrants.

(3) Dilution represents the difference between the amount paid by investors (average price of $4.67 per share) and the pro forma net tangible book value after the offering contemplated by this Prospectus Supplement.

========================================   =====================================



     We have not  authorized any dealer,
salesperson  or other person to give any         1,500,000 Common Shares
information  or  represent  anything not            500,000 Warrants
contained  in  this   Prospectus.   This
Prospectus  Supplement does not offer to
sell  or  buy  any   securities  in  any
jurisdiction  where it is unlawful.  The
information    in    this     Prospectus
Supplement is current as of February 17, 2000.

         -----------------------

                 SUMMARY
            TABLE OF CONTENTS

(For a more detailed Table of Contents,
see page 2 of the Prospectus)                    ALTAIR INTERNATIONAL INC.

          Prospectus Supplement                      COMMON SHARES
                                                        WARRANTS
                                    Page

Recent Developments................. S-2
Forward Looking Statements.......... S-3
Risk Factors........................ S-3
Use of Proceeds..................... S-6
Plan of Distribution................ S-6
Warrants............................ S-6
Dilution............................ S-7

               Prospectus
                                    Page             ---------------
                                    ----
Table of Contents..................... 2          Prospectus Supplement
About this Prospectus................. 4
Prospectus Summary.................... 4             ---------------
Forward-Looking
Statements & Risk Factors............. 6
Price Range of Common Shares......... 19
Use of Proceeds...................... 20
Dilution............................. 21
Plan of Distribution................. 21
Description of Warrants.............. 22
Legal Matters........................ 23           February 17, 2000
Experts.............................. 23
Incorporation of Certain
Documents by Reference............... 23
Where You Can Find More Information.. 24
          --------------------

========================================   =====================================